                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                     (FINAL)*
                                      -----



                              Insmed, Incorporated
             ------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 Per Share
            ---------------------------------------------------------
                         (Title of Class of Securities)


                                    457669109
              ----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

--------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Veron International Limited ("Veron")
     N.A.
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                        (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
     SEC USE ONLY
3

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
4
     British Virgin Islands

--------------------------------------------------------------------------------
                             SOLE VOTING POWER
                         5
     NUMBER OF               1,291,560 shares.  The 1,291,560 shares includes
                             warrants to purchase 250,048 shares held by Veron.

     SHARES              -------------------------------------------------------
                             SHARED VOTING POWER
     BENEFICIALLY        6
                             0
     OWNED BY
                         -------------------------------------------------------
     EACH                    SOLE DISPOSITIVE POWER
                         7
     REPORTING               1,291,560 shares.  The 1,291,560 shares includes
                             warrants to purchase 250,048 shares held by Veron.

     PERSON               ------------------------------------------------------
                             SHARED DISPOSITIVE POWER

     WITH                8
                             0
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
     1,291,560 shares

--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
     3.94%

--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
12
     CO

--------------------------------------------------------------------------------

                               Page 2 of 4 pages

Veron International Limited (the "Reporting Person") hereby makes the following amended statement on Schedule 13G with respect to certain shares of common stock and warrants to purchase common stock of Insmed, Incorporated (the "Issuer"):


Item 1.

       (a)           Name of Issuer:

                     Insmed, Incorporated

       (b)           Address of Issuer's Principal Executive Offices:

                     800 East Leigh Street, Suite 206
                     Richmond, Virginia  23219


Item 2.

       (a)           Name of Person(s) Filing:

                     Veron International Limited

       (b)           Address of Principal Business Office or, if none,
                     Residence:

                     Top Floor
                     Chinachem Golden Plaza
                     77 Mody Road
                     Tsimshatsui East
                     Kowloon, Hong Kong

       (c)           Citizenship:

                     British Virgin Islands

       (d)           Title of Class of Securities:

                     This statement relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of the Issuer.

       (e)           CUSIP Number:

                     457669109

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

           N.A.

Item 4.    Ownership

           Ownership as of February 14, 2001 is incorporated by reference to items (5)-(9) and (11) of the cover page for the Reporting Person.

           In November 2000, the Reporting Person sold 420,497 shares in an underwritten public offering. No other transactions have occurred since November 2000.


Item 5.    Ownership of Five Percent or Less of a Class

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


                               Page 3 of 4 pages

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           N.A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

           N.A.

Item 8.    Identification and Classification of Members of the Group

           N.A.

Item 9.    Notice of Dissolution of Group

           N.A.

Item 10.   Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:      February 15, 2001
           -----------------

                                    Veron International Limited



                                    /s/ Joseph W.K. Leung
                                    ---------------------
                                    Joseph W. K. Leung, Director



                               Page 4 of 4 pages

           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)